NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three years ended December 31, 2005

(Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company’s two diamond properties, located in Northern Québec and on Baffin Island, and its Québec gold property, are in the exploration phase, and the Atlanta Gold Property (“Atlanta”), located in Idaho, U.S.A., which has completed its feasibility study in 2004, is in the development phase awaiting completion of the permitting process and beginning of mine construction. To date, the Company has not earned significant revenues and is not considered to be in operation.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditure.

As at December 31, 2005, the Company has an excess of current liabilities over current assets of $259,359 and has recorded a loss of $2,229,177. The Company is pursuing several financing alternatives to raise capital.  It is not possible to determine with any certainty, the success or adequacy of these initiatives

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (GAAP). The consolidated financial statements consolidate the assets, liabilities and results of all entities that the Company holds a controlling financial interest in.  The Company defines a controlling financial interest as ownership of a majority of the voting interests of the entity.  The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included only for the portion of the year over which control exists.

(b)

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles (Canadian GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the period. Actual results could differ from those reported. Significant estimates include assessing the fair value of stock based compensation, a provision (recovery) for future income taxes and the carrying value of mineral properties.

(c)

Cash and cash equivalents

Cash and cash equivalents include investments to maturity of less than 90 days at purchase.

(d)

Supply inventory

Supply inventory is comprised of fuel and other supplies for use on the Brodeur property. Under Canadian GAAP, it’s recorded at the lower of cost and net realizable value, and where expected to provide future economic benefit to the Company, is capitalized to mineral property costs when utilized. The fuel will be expensed in the period it is used. Since fuel and other supplies have to be purchased in advance because they can only be shipped to the region at certain periods during the year, the cost will be reclassified as prepaid expense on the balance sheet for US GAAP reconciliation purposes.

(e)

Property, plant and equipment

Property, plant, and equipment are recorded at cost and include office furniture, fixtures, equipment and computer hardware and software. The office furniture, fixtures, and equipment are amortized over ten years and vehicles, computer hardware, and software are depreciated over three years. All property, plant, and equipment are depreciated on a straight-line basis. The Company performs regular reviews of the carrying values of property, plant and equipment. To the extent that impairment conditions exist, carrying values are written down to their fair value.

An impairment loss is recognized when the carrying amount of long lived assets exceeds their fair values. When impairment conditions are identified, reviews of exploration properties and properties under development are conducted including an assessment of drilling and exploration results. The carrying values of property, plant and equipment, which are impaired, are written down to fair value, which is determined using a discounted cash flow model.

(f)

Mineral properties

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves. Since costs relating to lease/option, permit renewal fees and rental fees maintain the Company’s rights to explore the property in good standing and retain a portion of the benefits from mineral deposits.

The Company is in the process of exploring and developing its various properties. The Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures on a regular basis with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property or facts and circumstances indicate impairment in value, the carrying value will be written down or written off, as appropriate.

(g)

Earnings per share

Basic earnings per share is computed by dividing the earnings / loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a manner similar to basic earnings per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

(h)

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at exchange rates in a manner that produces substantially the same reporting amounts that would have resulted had the underlying transactions been translated on the dates they occurred. Exchange gains or losses arising on translation are included in income or loss for the year.

(i)

Financial Instruments

The carrying amounts of cash, receivables, and accounts payable and accrued liabilities approximate the fair values of those financial instruments due to the short-term maturity of such instruments. The Company places its cash with high credit quality financial institutions.

(j)

Stock options

The Company has a stock option plan as described in Note 6(c).  During the year ended December 31, 2002, the Company changed its method of accounting for stock options to comply with CICA

Handbook, section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Since the Company had elected not to use the fair value method of accounting for stock options, no compensation expense was recognized when options were issued to employees with exercise prices at the grant date equal to or greater than prevailing market prices.  Stock options issued in lieu of cash to non-employees for services performed were recorded at the fair value of the options at the time they were issued and expensed as service was provided.

Effective January 1, 2004, the Company adopted the fair value method of recognizing all stock-based compensation awards, including those made to employees, consultants, officers and directors of the Company. The standard was implemented on a retroactive basis without restatement of previous periods, as permitted by the transitional provisions. The impact on implementation was an increase to accumulated deficit and contributed surplus of $646,145 on January 1, 2004 and a charge to the consolidated statement of loss for 2004 of $19,430.

(k)

Income taxes

The provision for future income tax assets and liabilities is based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted statutory tax rates more likely than not to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company records a future income tax asset when it believes that it is, more likely than not, to be realized.

3.

RECEIVABLES

A mining duties rebate filed with the Quebec Ministry of Natural Resources (“QMNR”) in 2004 totaling $212,220, in connection with exploration expenditures incurred in 2003 on its two Quebec-based mining properties, was classified as a reduction in the book value of Abitibi. In 2005, the Company received a smaller rebate than expected from QMNR and the balance of $80,629 was added back to the book value of Abitibi. The receivables at December 31, 2005 represent a refund of input sales tax credits earned in the fourth quarter of 2005.

4.

MINERAL PROPERTIES

(a)

TORNGAT Diamond Property

In 1999, four Diamond Mine Exploration permits (“the permits”) were granted to the Company by the Québec Ministry of Natural Resources (“QMNR”) for a period of five years which covered 444 sq. km in the Torngat Mountain region along the east coast of Ungava Bay in Northern Québec (“TORNGAT”). The permits are renewable annually after five years. Between 2002 and 2004, the Company renewed three permits for fees totaling $101,370.

In July 2005, the Company renewed one permit covering 50 sq. km and staked 34 mining claims by paying annual renewal fees of $8,492. Two other permits, covering 277 sq. km, were not renewed and costs of $700,000 relating to these permits, comprised of $141,270 in acquisition and holding costs, and $558,730 in related field work, were written off during the year.

(b)

Brodeur Diamond Property

The Company is a party to an agreement with Helix Resources Inc. (“Helix”), dated April 27, 2000, as amended by agreement dated May 5, 2005 (as amended, the “Agreement”) pursuant to which the Company acquired three mining claims totaling 28.85 sq. km (7,128.5 acres) staked on the Jackson Inlet Property on the Brodeur Peninsula of Baffin Island (“Brodeur”).

To maintain the Agreement in good standing, the Company is required to pay Helix $150,000 annually. One half of these payments and all of certain prior payments made to Helix prior to 2005 are deemed advances against future royalty payments. The 2006 payment was made on January 3, 2006. In addition, under the terms of this Agreement, $500,000 is due to Helix upon receipt of all development permits and $1,000,000 plus 500,000 common shares of the Company are due upon production of 500,000 carats. Subsequently, a 5% net profits interest and a 1% gross royalty are due after crediting previous payments.

In 2003, the Company staked 426 mineral claims in the region covering 4,118 sq. km (1,017,593 acres) and paid an initial filing fee of $101,759. Five of the claims staked in prior years were allowed to lapse. Total cost of $31,219, including direct exploration costs of $29,806, for the five abandoned claims were written off in 2003. By the end of 2003, the Company had a 100% interest in 532 mineral claims totaling 5,075 sq. km (1,254,029 acres) within the region. In 2005, the Company filed assessment reports with Indian and Northern Affairs Canada in connection with field work carried out from 2002 to 2005. 218 claims covering 2,093 sq. km (517,029 acres) were abandoned and costs of $800,000 relating to these claims, comprised of $135,995 in acquisition and holding costs, and $664,005 in related field work, were written off. At December 31, 2005, the Company retained an interest in 314 claims covering 737,000 acres and paid filing fees of $29,694 in respect of the assessment reports filed.

The Company has supply inventory of $151,657 (2004 - $198,631) in respect of fuel and supplies for use in the diamond exploration program at Brodeur.

(c)

Atlanta Gold Property, Idaho, U.S.A.

On July 22, 1997, the Company and Canadian American Mining Company, LLC (“CAMC”) (formerly Quest International Resources Corporation) (“Quest”), entered into a joint venture agreement (the “Quest Agreement”) whereby the Company is the operator of Atlanta with an 80% interest, with Quest holding the remaining 20% participating interest. Quest subsequently advised the Company that it had elected under the Quest Agreement not to participate in its contractual share of further property costs incurred after 1997.  In December 2002, CAMC agreed to transfer its 20% participating interest in the joint venture to the Company. CAMC retains a 2% NSR royalty on Atlanta, as per the Quest Agreement.

On February 2, 1999, the Company signed a Lease/Option to Purchase Agreement (“the Monarch Agreement”) with Monarch Greenback, LLC (“Monarch”) relating to Monarch’s surface and mineral rights to Atlanta. During the term of the ten-year lease, the Company has the option to purchase such surface and mineral rights for US$2 million. If this option is exercised, the existing minimum annual rental payments on such surface and mineral rights will be terminated and replaced by a net smelter royalty of 0.5% of gold sales if the average realized gold price is US$365 per ounce or less. For each US$1 increase in the average realized gold price over US$365 per ounce, the net smelter royalty will be increased by 0.01% to a maximum rate of 3.5%. The Company amended the minimum annual rental payment to Monarch in 1999, and again, in 2001, such that, commencing in 2001, the Company will pay Monarch US$50,000 per year in minimum annual rental payments until 2008 and the option price to purchase such surface and mineral rights will increase to US$2,875,000.

A net smelter returns royalty is payable on production from Atlanta, subject to annual payments to the lessors as set forth below. These payments are required to keep the agreements in good standing. The advance royalty payments will be terminated if the option to purchase is exercised. During the year, the Company paid US$67,500 (2004 and 2003 - US$67,500) in minimum annual rental and advance royalty payments to the lessors.

Minimum

Year ending

annual rental

Advance royalty

December 31,

payments US$

payments US$

2006

50,000

159,500

2007 to 2008

50,000

20,000

      2009 to 2011

-

20,000

      2012 to 2015

-

10,000

(d)

Indonesia Properties

In 2004, the Company wrote off the carrying value of $1,450,626 of its Indonesia gold property. In 2005, legal title of the 85% interest in the Indonesia gold property was transferred to the Company from its Cayman subsidiaries, which were subsequently dissolved.

(e)

Abitibi Gold Property, Québec

In August 2003, the Company signed a letter agreement with Breakwater Resources Ltd. (“Breakwater”), whereby Breakwater granted the Company the exclusive right and option to earn up to a 100% interest in six gold properties, totaling 91 mining claims (the “Optioned Claims”) and covering

28.49 sq. km, located along a 65km stretch of the Abitibi gold belt in eastern Québec.  The Company can earn a 60% interest by paying Breakwater rental and option payments (“Payments”) and by incurring expenditures as follows:

On or before

Payments

Expenditures to be incurred

Since 01-Sep-03

$  50,000

$    500,000

01-Sep-06

$  25,000

$    600,000

01-Sep-07

$  25,000

$ 1,000,000

01-Sep-08

$  25,000

$ 1,400,000

Expenditures exceeding minimum annual requirements incurred may be carried forward to following years and credited against future expenditure minimums. The Company can acquire an additional 10% interest by making a $100,000 cash payment to Breakwater. Six months after the preparation of an independent positive feasibility study, the Company may acquire a further 10% interest in the property by making a $500,000 cash payment to Breakwater. Upon formation of a joint venture, expenditures will be shared between the Company and Breakwater in accordance with their respective ownership interest. If Breakwater’s interest in the joint venture is reduced to, or below, a 10% interest, then Breakwater’s interest in the joint venture will be deemed to be converted to a 1.5% net smelter return (NSR) royalty. The Company may purchase the 1.5% NSR royalty at any time for a cash payment of $1,500,000 to Breakwater.

In 2003, the Company incurred $1,614,959 on the Optioned Claims and staked 68 additional claims (the “Company Claims”) covering 10.83 sq. km in the Bousquet township within the Abitibi gold belt. In 2004, the Company paid $25,000 to Breakwater for the 2004 rental and option fee, incurred $75,932 in additional field work on the Optioned Claims, returned twenty-nine of the Optioned Claims covering 10.28 sq. km and five of the Company Claims covering 0.97 sq. km previously staked in error. After earning tax and mining credits from QMR and QMNR (see note 3. above), the Company has incurred sufficient work credits to keep the Optioned Claims in good standing until September 1, 2007 and has spending commitments as follows:

September 1, 2007

   $     500,000;

September 1, 2008

$  1,400,000;

In July 2005, the Company signed an option agreement with Stellar Pacific Venture Inc (“Stellar”) whereby Stellar paid $15,000 to the Company upon execution of the agreement, assumed the annual rental payment to Breakwater, and the commitment of $1,900,000 in exploration work on or before September 1, 2008. Upon fulfilling their commitments, Stellar will have a 51% interest in Abitibi and the Company will retain a 9% interest on the Optioned Claims and a 49% interest on the Company Claims.

5.

PROPERTY, PLANT AND EQUIPMENT

		Accumulated	2005
	Cost ($)	depreciation ($)	Net ($)
Office equipment	198,472	127,128	71,344
Vehicles and field equipment	106,845	50,591	56,254
	305,317	177,719	127,598
		Accumulated	2004
	Cost ($)	depreciation ($)	Net ($)
Office equipment	157,156	116,964	40,192
Vehicles and field equipment	15,120	3,816	11,304
	172,276	120,780	51,496

6.

CAPITAL STOCK

(a)

Authorized share capital

Following the continuance of the Company under the Business Corporation Act (Ontario), on March 15, 2000, the Company's authorized capital consists of an unlimited number of common shares, an unlimited number of first preference shares, issuable in series and an unlimited number of second preference shares, issuable in series.

(b)

Warrants

The following summarizes warrants that have been granted, exercised or have expired during the three years ended December 31, 2005:

			Weighted
		Fair market	average
	Number of	value of	exercise
	Shares	warrants $	price $
Outstanding, December 31, 2002	3,841,000	-	0.92
Warrants issued on issuance of shares
for cash (note 6(d))	2,116,667	182,976	0.50
Outstanding, December 31, 2003	5,957,667	182,976	0.77
Warrants issued on issuance of shares
for cash (note 6(d))	42,322,888	2,881,860	0.24
Warrants issued as agent fees (note 6(d))	3,231,636	144,423	0.26
Warrants expired during the year	(4,457,667)	(26,393)	0.87
Outstanding, December 31, 2004	47,054,524	3,182,866	0.26
Warrants issued on issuance of shares
for cash (note 6(d))	2,991,512	34,743	0.22
Warrants issued as agent fees (note 6(d))	400,000	10,821	0.12
Warrants expired during the year	(1,500,000)	(156,583)	0.40
Outstanding, December 31, 2005	48,946,036	3,071,847	0.25

The fair market value of warrants issued are separately recorded and disclosed from share capital in the year they are issued. Warrants that are issued and exercised will be recorded as share capital and warrants that expire unexercised will be recorded as contributed surplus. During the year, 1,500,000 warrants issued in 2004 which had a fair value at date of grant of $156,583 expired unexercised. The values of the warrants issued in 2005, 2004 and 2003 were estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions adopted at the measurement date:

2005

2004

2003

Risk-free interest rate

4.0%

4.0%

3.6%

Expected life

1.0 year

1.5 years

1.0 year

Estimated volatility in the market price

of the common shares

44%

65%

86%

Dividend yield

Nil

Nil

Nil

(c) Stock options

The Company has a stock option plan (the “Plan”) to attract, retain, and motivate directors, officers, employees, and certain consultants with options to purchase common shares of the Company. Under the Plan, the exercise price of each option must equal or exceed the market price of the Company’s stock on the day of grant and the maximum term of any option is five years. The number of shares reserved for issuance (the “Optioned Shares”) pursuant to stock options granted to insiders cannot exceed 10% of the outstanding shares of the Corporation. The aggregate number of shares reserved for issuance to any one person cannot exceed 5% of the outstanding shares of the Corporation.  If option rights granted to an individual under the Plan expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan. The Plan is administered by the Board of Directors, which has full and final authority, but subject to the express provisions of the Plan and the approval of The Toronto Stock Exchange. The following summarizes the stock options that have been granted, exercised, cancelled, or expired during the three years ended December 31, 2005:

		Weighted
		average
	Number of	exercise
	Shares	price $
Outstanding and exercisable, December 31, 2002	4,350,000	0.49
Options granted	800,000	0.38
Options cancelled	(250,000)	0.45
Options expired	(250,000)	0.65
Outstanding and exercisable, December 31, 2003	4,650,000	0.47
Options granted	650,000	0.285
Options cancelled	(300,000)	0.48
Options expired	(650,000)	0.35
Outstanding and exercisable, December 31, 2004	4,350,000	0.46
Options granted	950,000	0.20
Options cancelled	(50,000)	0.39
Options expired	(1,150,000)	0.44
Outstanding and exercisable, December 31, 2005	4,100,000	0.40

The Company amended the Plan on March 20, 2003 to reserve an additional 1,500,000 common shares for issue and increase the number of common shares available for issue from 7,500,000 to 9,000,000. As of December 31, 2005, there are 6,650,000 additional common shares in reserve available for stock compensation, including in respect of stock options currently outstanding. All options outstanding at December 31, 2005 expire at various dates until June 30, 2010 and are immediately exercisable upon granting.

During the year: (a) none of the options were granted when their exercise price equaled the fair value of the stock at grant date (2004: 650,000 options - $0.285; 2003: 350,000 - $0.39); and (b) all 950,000 options were granted when their exercise price exceeded the fair value of the stock at grant date (2004: Nil options - $Nil; 2003: 450,000 options - $0.43). The weighted-average remaining contractual life of all stock options outstanding is 33 months.

	Number of	Exercise
Expiry date	Stock options	price $
June 1, 2006	700,000	0.52
September 28, 2006	150,000	0.14
January 21, 2007	600,000	0.60
February 12, 2007	250,000	0.63
May 17, 2007	200,000	0.51
January 17, 2008	100,000	0.45
January 29, 2008	50,000	0.40
February 5, 2008	50,000	0.40
August 19, 2008	200,000	0.35
August 21, 2008	100,000	0.35
November 13, 2008	250,000	0.39
November 24, 2009	650,000	0.285
February 11, 2010	700,000	0.175
June 30, 2010	100,000	0.18
	4,100,000	0.40

The fair market value of stock options granted are recorded into contributed surplus in the year they are issued. Stock options that are exercised will be recorded as share capital and stock options that expire unexercised will remain in contributed surplus section of the shareholder equity. In 2005, stock-based compensation was calculated to be $50,447 (2004 - $19,430). Stock-based compensation, calculated to be $179,622 for fiscal 2003 and $466,523 for fiscal 2002, is recorded in the opening accumulated deficit for fiscal 2004.

The weighted average fair value at the date of grant for stock options granted during the current year was $0.20 per share. The fair value of each option was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions at the measurement date:

2005

2004

2003

Risk-free interest rate

4.0%

4.0%

3.6%

Expected life

2.8 years

4.9 years

4.0 years

Estimated volatility in the market price

of the common shares

44%

65%

86%

Dividend yield

Nil

Nil

Nil

(d) Capital Stock Offering

In 2003, the Company completed four stock offerings for total gross proceeds of $2,938,063 summarized as follows:

Date Completed	Securities Issued	Description of securities issued	Price	Gross Proceeds
May 9	616,667	Common share units	$0.30	$185,000
July 9	5,357,143	Flow through common shares	$0.28	$1,500,000
October 15	762,500	Common shares	$0.345	$263,063
November 9	3,000,000	Common share units	$0.33	$990,000

Each unit issued on May 9 consisted of one common share at $0.30 and one common share purchase warrant of the Company exercisable at $0.50 per share. These warrants expired unexercised in November 2004. Each unit issued on November 9 consisted of one common share at $0.33 and one half of one common share purchase warrant of the Company. These warrants are exercisable at $0.50 per warrant and expired on May 9, 2005. Total share issue costs incurred in 2003 were $128,601.

In 2004, the Company completed stock offerings for total gross proceeds of $9,261,275 summarized as follows:

Date Completed	Securities Issued	Description of securities issued	Price	Gross Proceeds
July 5	142,857	Common share units	$0.35	$50,000
February 26	1,905,000	Common share units	$0.315	$600,075
February 26	2,383,667	Common share units	$0.30	$715,100
November 3	22,000,000	Common share units	$0.20	$4,400,000
December 23	15,891,364	Common share units	$0.22	$3,496,100

All units issued consisted of one common share and one common share purchase warrant of the Company. All warrants issued during the year are exercisable at prices ranging from $0.24 to $0.50 per warrant and expire within twenty-four months from the issue date. All of the units offered at $0.35 and $0.315, 1,136,634 of the units offered at $0.22, and 1,750,000 of the units offered at $0.20 were placed with three directors of the Company. An 8% cash finders’ fee of $294,032 was paid in 2004 and an additional $247,800 is due to brokers and agents in respect of the 2004 stock offerings. In addition, warrants were issueed to the brokers and agents that entitle them to purchase 3,231,636 shares of the Company at prices ranging from $0.205 to $0.23 per share. Total share issue costs incurred in 2004 were $730,103.

In 2005, the Company completed stock offerings for total gross proceeds of $6,278,800 summarized as follows:

Date Completed	Securities Issued	Description of securities issued	Price	Gross Proceeds
March 17	318,181	Common share units	$0.22	$70,000
July 26	4,003,331	Common share units	$0.18	$720,600
July 26	2,001,664	Flow through shares	$0.18	$360,300
September 15	833,334	Common share units	$0.18	$150,000
November 3	110,000	Common share units	$0.14	$15,400
November 3	400,000	Common share units	$0.12	$48,000
November 3	954,168	Flow through shares	$0.12	$114,500
November 17	4,000,000	Flow through shares	$0.12	$480,000
December 19	36,000,000	Common share	$0.12	$4,320,000

The common share units issued on March 17 consisted of one common share and one common share purchase warrant of the Company. Common share units issued on July 26, September 15, and November 3 consisted of one common share and one half of one common share purchase warrant of the Company. Each whole warrant is exercisable at prices ranging from $0.18 to $0.24 per warrant. 400,000 broker warrants were issued in respect of the November 17 closing. All warrants issued in 2004 and 2005 expire within twenty-four months from the issue date. 3,616,665 of the common share units and 387,777 flow through shares issued on July 26 were placed with four directors of the Company. An 8% cash finders’ fee of $59,840 was paid in 2005 and an additional $100,000 is due in respect of the 2005 stock offerings. Total share issue costs incurred in 2005 were $293,145.

The December 19, 2005 private offering was completed by the Company on a non-brokered basis with Jipangu Canada Inc. (“Jipangu”), resulting in Jipangu currently owning 19.9% of the Company’s outstanding shares. In addition, Jipangu and the Company signed a letter of intent pursuant to which Jipangu may subscribe for and purchase by April 4, 2006, 63,854,545 common share units at $0.1375 per unit for gross proceeds to the Company of $8.78 million. Each unit will consist of one common share and 0.8 warrants with each whole warrant exercisable at a price of $0.17 per share. If Jipangu exercises all of its warrants under the letter of intent, it will own 51% of Company’s outstanding shares. Consequently, completion of this private placement is subject to the satisfactory completion of due diligence by Jipangu, the execution of formal agreements by the Company and Jipangu and the approval of the Company’s shareholders.

(e) Shareholder Rights Plan

In November 2000, the Board of Directors adopted a Shareholder Rights Plan (the “Plan”), the terms of which are set forth in a Shareholder Rights Plan Agreement dated as of November 17, 2000 between the Company and Equity Transfer Services Inc. The Plan was approved by the shareholders at the annual meeting held on March 15, 2001. The Plan will be in effect until the 2011 annual meeting, unless terminated earlier by the Board of Directors.

Under the Plan, a right to purchase one of the Company’s common shares (a “Right”) was issued for each outstanding common share as of November 17, 2000. In addition, a Right will be issued for each share issued subsequent to November 17, 2000 and prior to the separation date of the Rights. The rights are initially not separate from the Company’s common shares nor are they represented by separate certificates. However, upon a person acquiring ownership of 20% or more of the Company’s common shares (other than by means of complying with the Plan’s Permitted Bid provisions or with approval of the Board of Directors of the Company), a holder of a Right (other than the acquiror of 20% or more of the Company’s common shares) becomes entitled to exercise the Right and to purchase the number of common shares as determined under the Plan at a 50% discount to the then prevailing market price per share.

Under the Plan, a Permitted Bid is, among other things, a bid made to all shareholders for all common shares that is open for at least 60 days and which must be accepted by holders of at least 50% of the Company’s outstanding common shares, excluding shares held by the offeror and certain related parties. If at the end of 60 days, at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the shares, but must extend the bid for a further 10 days to allow other shareholders to tender. The Rights may, in certain circumstances, be redeemed by the Company at a price of $0.00001 per Right.

7.

INCOME TAXES

The Company has non-capital tax losses of approximately $6,425,000 expiring between 2006 and 2015 which are available to reduce future Canadian taxable income. These losses expire as follows:

2006	715,000
2007	255,000
2008	685,000
2009	1,057,000
2010	1,084,000
2011	1,531,000
2015	1,098,000
6, 425,000

The Company has operating losses of approximately US$4,071,000 expiring between 2006 and 2025, which are available to reduce future United States taxable income. The Company has not paid any income taxes during the last three taxation years.

The Company has recorded future income tax liabilities and a future income tax recovery (provision) arising from temporary differences between the accounting values and tax base values of various net capital assets of the Company as follows:

Description	Amount (CD$)
Future tax expense regarding share issue costs	238,990
Income tax recovery (provision) at Canadian federal
and provincial statutory rates	(941,296)
Expiry of losses not utilized	574,967
Earnings in foreign jurisdictions	1,109
Permanent differences	18,416
Change in valuation allowance	166,913
Other	(57,295)
(237,186)
Comprised of:
Future tax expense (recovery) -	Canada	(170,770)
	Foreign	(66,416)	(237,186)

The Future income tax liabilities at December 31, 2005 are summarized as follows;

Property, plant and equipment	60,671
Exploration and development	(7,792,276)
Non capital losses carried forward	3,526,078
Other	701,938
(3,503,589)
Valuation allowance	(2,925,706)
Future income tax liability	(6,429,295)

Tax provisions arising from CEE renounced are recorded as share issue costs and charged directly to shareholders’ equity. During the current year, the Company recorded a valuation allowance in the amount of $2,390,856 (2004 - $2,371,329) in respect of Canadian non-capital losses carried forward.

8.

RELATED PARTY TRANSACTIONS

At December 31, 2005, accounts payable and accrued liabilities include promissory notes totaling $734,312 due to directors of the Company (“Notes”) and accrued payables, salaries and benefits totaling $311,972 due to officers of the Company. The Notes are unsecured, due on demand and bear interest at the rate of 5% per year.  Interest of $14,733 was paid to the directors in respect of the Notes in 2005. Subsequent to year end, two of the directors converted their Notes totaling $220,000 into common shares of the Company at $0.18 per share.

9.

SEGMENTED INFORMATION

The Company has operated in the following geographical segments: Canada, United States, and Indonesia. Corporate administrative activities are conducted from Canada. The income and expenses for the three years ended December 31, 2005, and the assets of those years identifiable to those segments are as follows:

	Canada	USA	Indonesia	Consolidated

December 31, 2005
Interest and other income	$4,396	$68	$-	$4,464
Loss for the year	2,196,531	32,646	-	2,229,177
Identifiable assets	18,029,082	23,756,757	-	41,785,839

December 31, 2004
Interest and other income	$1,956	$14	$-	$1,970
Loss for the year	3,984,888	1,708,573	1,450,626	7,144,087
Identifiable assets	16,417,181	20,716,974	-	37,134,155

December 31, 2003
Interest and other income	$22,675	$117	$-	$22,792
Loss (gain) for the year	1,025,383	(920,727)	-	104,656
Identifiable assets	14,350,811	15,980,830	1,450,626	31,782,267

10.

CONTINGENCIES AND COMMITMENTS

(i)

In November 1999, the Company and Atlanta Gold Corporation, the wholly owned U.S. subsidiary of the Company (“Atlanta Gold”), were named as third party defendants in a lawsuit commenced by Monarch against Doe Run Resource Corporation (“Doe Run”) with respect to environmental liability on the Butler Ranch, which is adjacent to the Atlanta Property. In 2002, the Company obtained an order from the U.S. District Judge in Boise, Idaho, summarily dismissing the claim against the Company and Atlanta Gold. Doe Run has appealed that order to the United States Court of Appeals for the Ninth Circuit. The Appeal has not yet been heard.

(ii)

On May 25, 2005, the Idaho Conservation League (“ICL”) filed a complaint alleging that Atlanta Gold was in violation of the United States Clean Water Act by allowing drainage from a historic underground mine adit to discharge into a local creek. The United States Environmental Protection Agency ("EPA") and the United States Forest Service ("USFS") have indicated satisfaction with the initiatives taken to date by Atlanta Gold, including commencement in May 2005 of the installation of water treatment facilities for this historic mine drainage. On December 8, 2005, an out-of court settlement on the complaint was approved by the federal district court which confirmed Atlanta Gold’s requirement to complete construction of the water treatment facilities by December 1 2005, and required Atlanta Gold to create a fund of US$25,000 to be used for additional environmental projects benefiting water quality in the area and to pay $6,000 towards ICL’s legal fees. In January 2006, the Company paid US$31,000 in respect of the environmental projects fund and the legal fees of ICL. While progress has been made towards installing two new ponds, ICL has concurred with Atlanta Gold’s assessment that bad weather will likely delay completing the water treatment facilities until spring 2006.

(iii)

In 2004, the Company renewed its operating lease commitments for head office space and office equipment until January 2010 as follows:

2006

$ 73,750

2007

$ 73,750

2008

$ 74,760

2009

$ 76,770

2010

$   2,198

Upon raising flow through share financing, the Company enters into an obligation to make qualifying exploration expenditures in Canada (“CEE”) in the same amount within 24 months of the date of renouncement of the associated tax deductions. The Company is able to use subsequent financings or other sources of cash to satisfy flow through requirements. The implication of not making these expenditures within the prescribed timeframe is that the portion of CEE tax credits that the Company has renounced to shareholders and not made will be rescinded. In 2006, the Company has commitments to incur $507,000 in CEE arising from flow-through share financing raised in 2005.

11.

COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform to the presentation adopted in 2005.

12.

RECONCILIATION TO UNITED STATES GAAP

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States as described below.  The effects of these differences on the Company’s balance sheets, statements of loss and statements of cash flows are quantified below and described in the accompanying footnotes.

Condensed consolidated balance sheet

			2005

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References

Assets

Cash and cash equivalents	2,952,674	(507,000)	2,445,674	(2)
Restricted cash	-	507,000	507,000	(2)
Accounts receivable	27,077	-	27,077
Prepaid expenses	153,944	-	153,944
Supply inventory	151,657	-	151,657

	3,285,352	-	3,285,352
Mineral properties	38,372,889	(31,606,021)	6,766,868	(1)
Property, plant and equipment	127,598	-	127,598

	41,785,839	(31,606,021)	10,179,818

Liabilities

Accounts payable and accruals	3,544,711	-	3,544,711
Future income taxes	6,429,295	(6,429,295)	-	(3)

	9,974,006	(6,429,295)	3,544,711

Shareholders’ Equity

Capital stock	59,056,603	2,934,352	61,990,955	(3)
Warrants	3,071,847	-	3,071,847

Contributed surplus	898,998	-	898,998
Accumulated deficit	(31,215,615)	(28,111,078)	(59,326,693)	(1)(3)

	31,811,833	(25,176,726)	6,635,107

	41,785,839	(31,606,021)	10,179,818

Condensed consolidated statements of loss

			2005

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References

Interest income	(4,464)	-	(4,464)
General and administrative expenses	993,151	-	993,151
Mineral property costs written down/expensed	1,500,000	760,032	2,260,032	(1)
Future income tax recovery	(237,186)	157,122	(80,064)	(3)
Foreign exchange gain	(22,324)	-	(22,324)

Loss for the year	2,229,177	917,154	3,146,331

Loss per common share – basic and diluted	0.016	-	0.023

Condensed consolidated statements of cash flows

			2005

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References

Cash provided by (used in)
Operating activities
Loss for the year	(2,229,177)	(917,154)	(3,146,331)	(1)(3)
Mineral property costs written down/expensed	1,500,000	(1,500,000)	-
Amortization	16,041	-	16,041
Future income tax recovery	(237,186)	157,122	(80,064)
Stock-based compensation	50,447	-	50,447
Changes in non-cash working capital	1,343,918	-	1,343,918

	444,043	(2,260,032)	(1,815,989)
Financing activities	5,985,655	-	5,985,655
Investing activities	(5,373,480)	2,176,883	(3,196,597)	(2)

Net increase in cash and cash equivalents during the year	1,056,218	(83,149)	973,069
Cash and cash equivalents - Beginning of year	1,896,456	(423,851)	1,472,605

Cash and cash equivalents - End of year	2,952,674	(507,000)	2,445,674	(2)

Condensed consolidated balance sheet

			2004

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References
		(Restated)	(Restated)

Assets

Cash and cash equivalents	1,896,456	(423,851)	1,472,605	(2)
Restricted cash	-	423,851	423,851	(2)
Accounts receivable	247,591	-	247,591
Prepaid expenses	148,429	-	148,429
Supply inventory	198,631	-	198,631

	2,491,107	-	2,491,107
Mineral properties	34,591,552	(30,088,276)	4,503,276	(1)
Property, plant and equipment	51,496	-	51,496

	37,134,155	(30,088,276)	7,045,879

Liabilities

Accounts payable and accruals	2,462,766	-	2,462,766
Future income taxes	6,427,491	(6,427,491)	-	(3)

	8,890,257	(6,427,491)	2,462,766

Shareholders’ Equity

Capital stock	53,355,502	2,775,426	56,130,928	(3)
Warrants	3,182,866	-	3,182,866
Contributed surplus	691,968	-	691,968
Accumulated deficit	(28,986,438)	(26,436,211)	(55,422,649)	(1)(3)

	28,243,898	(23,660,785)	4,583,113

	37,134,155	(30,088,276)	7,045,879

Condensed consolidated statements of loss

			2004

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References
		(Restated)	(Restated)

Interest income	(1,970)	-	(1,970)
General and administrative expenses	1,200,556	-	1,200,556
Mineral property costs written down/expensed	1,450,626	3,561,814	5,012,440	(1)
Future income tax provision (recovery)	4,574,200	(4,574,200))	-	(3)
Foreign exchange gain	(79,325)	-	(79,325)

Loss for the year	7,144,087	(1,012,386)	6,131,701

Loss per common share – basic and diluted	0.071	-	0.061

Condensed consolidated statements of cash flows

			2004

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References
		(Restated)	(Restated)

Cash provided by (used in)
Operating activities
Loss for the year	(7,144,087)	1,012,386	(6,131,701)	(1)(3)
Mineral property costs written down/expensed	1,450,626	(1,450,626)	-
Amortization	19,603	-	19,603
Future income tax provision (recovery)	4,574,200	(4,574,200)	-
Stock-based compensation	19,430	-	19,430
Changes in non-cash working capital	(713,003)	-	(713,003)

	(1,793,231)	(5,012,440)	(6,805,671)
Financing activities	8,531,172	-	8,531,172
Investing activities	(5,561,091)	5,760,681	199,590	(2)

Net increase in cash and cash equivalents during the year	1,176,850	748,241	1,925,091
Cash and cash equivalents - Beginning of year	719,606	(1,172,092)	(452,486)

Cash and cash equivalents - End of year	1,896,456	(423,851)	1,472,605	(2)

Condensed consolidated statements of loss

			2003

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References
		(Restated)	(Restated)

Interest income	(22,792)	-	(22,792)
General and administrative expenses	1,036,376	-	1,036,376
Mineral property costs written down/expensed	31,219	4,638,242	4,669,461	(1)
Future income tax recovery	(922,135)	922,135	-	(3)
Foreign exchange gain	(18,012)	-	(18,012)

Loss for the year	104,656	5,560,377	5,665,033

Loss per share – basic and diluted	0.001	-	0.068

Condensed consolidated statements of cash flows

			2003

	Canadian GAAP $	Adjustment $	U.S. GAAP $	References
		(Restated)	(Restated)

Cash provided by (used in)
Operating activities
Loss for the year	(104,656)	(5,560,377)	(5,665,033)	(1)(3)
Mineral property costs written down/expensed	31,219	(31,219)	-
Amortization	9,704	-	9,704
Future income tax recovery	(922,135)	922,135	-
Changes in non-cash working capital	2,038,886	-	2,038,886

	1,053,018	(4,669,461)	(3,616,443)
Financing activities	2,809,462	-	2,809,462
Investing activities	(4,793,663)	6,397,369	1,603,706	(2)

Net decrease in cash and cash equivalents	(931,183)	1,727,908	796,725
Cash and cash equivalents - Beginning of year	1,650,789	(2,900,000)	(1,249,211)

Cash and cash equivalents - End of year	719,606	(1,172,092)	(452,486)	(2)

References

1.

Exploration costs

United States generally accepted accounting principles (U.S. GAAP) require that exploration and development costs related to mineral properties where mineralization has not been classified as proven and probable reserves under U.S. GAAP be charged to expense as incurred. As such, some of the costs accounted for as mineral properties under Canadian GAAP are charged to the consolidated statements of loss under U.S. GAAP. Property acquisition costs are capitalized under both U.S. and Canadian GAAP. The company has restated its December 31, 2004 and 2003 U.S. GAAP mineral property cost balances and exploration expenses to reflect that lease renewal costs should not be capitalized as property acquisition costs, but rather expensed as exploration costs under U.S. GAAP. The effect of this restatement is to reflect an additional loss of $137,336 under U.S. GAAP in fiscal 2004 and of $170,123 in fiscal 2003.  In addition, mineral properties on the 2004 consolidated U.S. GAAP balance sheet were reduced by $592,999, which results in a decrease on the U.S. GAAP mineral properties balance from $5,096,275 as previously reported to $4,503,276, with a corresponding decrease in net equity from the originally reported U.S. GAAP balance of $5,176,112 to $4,583,113, reflecting the retroactive restatement of this balance.

2.

Restricted cash on proceeds of flow-through issuances

Under U.S. GAAP, proceeds received from the issuance of flow-through shares pursuant to flow-through share arrangements should be classified as restricted cash to distinguish the funds from cash available for general working capital purposes. Under Canadian GAAP, cash in respect of qualifying expenditure commitments is included in cash and cash equivalents. Consequently, in 2005, $507,000 in cash was classified as restricted cash on the 2005 U.S. GAAP balance sheet in respect of qualifying expenditure commitments to be made in future years. The 2004 U.S. GAAP consolidated balance sheet has been restated to reflect $423,851 as restricted cash relating to qualifying expenditure commitments to be made in future years. The 2004 and 2003 condensed U.S. GAAP consolidated cash flow statements have been adjusted to reflect the change in restricted cash balances as a component of investing activities. The impact of this change on the 2004 cash flow statement is  an increase in cash flows from investing activities of $748,241 (2003 - cash flows from investing activities increased by $1,727,908).

3.   Income taxes

As a result of the difference in capitalization policies with respect to exploration costs, the carrying value of mineral properties is different under U.S. GAAP than under Canadian GAAP. In 2004, an adjustment was originally made to remove the $6,429,295 future income tax liability recorded under Canadian GAAP for US reporting purposes.  This adjustment arises because the U.S. GAAP carrying value of mineral properties is less than the tax basis of the mineral properties and the company does not meet the FAS 109, “Accounting for Income Taxes” (FAS 109), criteria for recognizing a future income tax asset.

The Company has restated its 2004 income statement to reduce U.S. GAAP net income by $1,853,291.  The restatement is the result of a correction to the $6,429,295 U.S. reconciling adjustment, as the initially reported adjustment included a debit of $2,117,003 to future income taxes that was previously reversed for US GAAP reporting purposes in 2003. Additionally, 2004 Share capital and accumulated deficit have decreased to reflect $263,712 relating to cumulative exploration expenditures renounced.  This restatement had no impact on net equity.

Under U.S. GAAP, the sale of flow-through shares results in a deferred credit being recognized for the excess of the purchase price paid by investors over the fair value of the common shares without the flow-through feature. The fair value of the shares is recorded as equity. When the income tax deductibility of the qualifying expenditure is renounced, a temporary difference arises with the mineral property interests. A future income tax liability is established and an income tax expense is recorded for the difference between the future income tax liability and the premium received upon issuance of the flow-through shares. This amounted to $80,064 for 2005. There is no future income tax liability resulting from this due to the large deficit of carrying value to income tax basis of mineral properties under U.S. GAAP.

4.   Summary of impact of restatement to U.S. GAAP Income Statement

A reconciliation of previously reported U.S. GAAP net income to restated U.S. GAAP net income for 2004 and 2003 is included below.

Restatement of U.S. GAAP Income Statement

	2004	2003

Previously reported U.S. GAAP net income	4,141,074	5,494,910

Adjustments:
Lease renewal costs	137,336	170,123
Correction of income tax expense	1,853,291	-

Restated U.S. GAAP net income	6,131,701	5,665,033

New accounting pronouncements

EITF Issue No. 04-3, Mining Assets, “Impairment and Business Combinations” (EITF 04-3)

EITF 04-3 was issued in 2004 and establishes guidance for the inclusion of the expected value of mineralization not considered proven and probable reserves when allocating the purchase price in a business combination and also when testing a mining asset for impairment. The principles of EITF 04-3 were required to be adopted prospectively and had no impact on the consolidated financial statements as at December 31, 2005.

FAS 123R, “Accounting for Stock-Based Compensation” (FAS 123R)

For the year ended December 31, 2004, the company has adopted FAS 123 as its accounting policy for stock-based compensation. The FASB recently issued FAS 123R which is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments be recorded as an expense as services are performed. The implementation of FAS 123R is not expected to impact the company’s consolidated financial statements.

FAS 151, “Inventory Costs” (FAS 151)

FAS 151 was issued in November 2004 as an amendment to APB No. 43. FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective for inventory costs incurred beginning in the 2006 fiscal year. There is no impact on the December 31, 2005 consolidated financial statements.

FAS 153, “Exchanges of Non-Monetary Assets” (FAS 153)

FAS 153 was issued in December 2004 as an amendment to APB No. 29. FAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have a commercial substance. Under FAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

Under FAS 153, a non-monetary exchange is measured based on the fair values of the asset exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. This standard did not have an impact on the company’s December 31, 2005 consolidated financial statements.